FORM 4

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
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        1. Name and Address of Reporting Person

           Hahl          William           R.
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          (Last)         (First)       (Middle)

          1321 S.W. First Street
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                 (Street)

          Boca Raton       FL            33486
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         (City)         (State)          (Zip)

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        2.  Issuer Name and Ticker or Trading Symbol

        Seacoast Banking Corporation of Florida
        NASDAQ:  SBCF
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3.  IRS or Social Security                 4. Statement for Month/Day/Year
    Number of Reporting
    Person (Voluntary)                              22-Apr-03

     ___-__-____                           5.  If Amendment,
                                               Date of Original (Month/Year)

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6.  Relationship of Reporting Person to Issuer
          (Check all applicable)

          Director             10% Owner
    -----                -----
      X   Officer              Other
    -----                -----
    (give title below)   (specify below)

   Executive Vice President & Chief Financial Officer

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7. Individual or Joint/Group Filing

      X   Form filed by One Reporting Person
    -----
          Form filed by More than One Reporting Person
    -----

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TABLE 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
================================================================================

1. Title of Security    2. Trans-    3. Trans-        4. Securities Acquired (A)
   (Inst. 3)               action       action           or Disposed of (D)
                           Date         Code             (Inst. 3, 4 and 5)
                                        (Instr. 8)
                          (Month     --------------   --------------------------
                           Day/                                (A) or
                           Year)      Code      V      Amount  (D)        Price
----------------------  ----------   --------------   --------------------------
Seacoast Banking
Corporation of Florida
Common Stock             04/22/03      S               2,000     D       $18,625

----------------------  ----------   --------------   --------------------------

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5.  Amount of            6.  Ownership                 7.  Nature
    Securities               Form:                         of Indirect
    Beneficially             Direct                        Beneficial
    Owned at End             (D) or                        Ownership
    of Month                 Indirect                      (Inst. 4)
    (Inst. 3 and 4)          (Instr. 4)

----------------------  ----------------  --------------------------------------
        10,085                 D
----------------------  ----------------  --------------------------------------
           240                 I          Custodian for Granddaughters
----------------------  ----------------  --------------------------------------

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Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).
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 Table II - Derivative Securities Acquired, Disposed of, of Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


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1. Title of Derivative    2. Conver-         3. Trans-            4. Transac-
   Security                  sion or            action               tion Code
   (Instr. 3)                Exercise           Date                 (Inst. 8)
                             Price of           (Month/
                             Deriv-              Day/
                             ative               Year)
                             Security

-----------------------     -------------    ------------       ----------------
Seaoast Banking Corp.
of Florida Common Stock
-----------------------     -------------    ------------       ----------------

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5.  Number of Deriv-          6. Date Exer-            7. Title and Amount of
    ative Securities Ac-         cisable and Ex-          underlying Securities
    quired (A) or Dis-           piration Date            (Instr. 3 and 4)
    posed of (D)                 (Month/Day/
    (Instr. 3, 4, and 5)           Year)



                               --------------------    -------------------------
                               Date        Expira-                   Amount or
------------------------       Exer-       tion                      Number of
  (A)             (D)          cisable     Date           Title      Shares

------------------------       --------------------    -------------------------

------------------------       --------------------    -------------------------

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8.  Price            9.  Number            10.  Owner-            11. Nature
    of                   of Deriv-              ship                  of In-
    Deriv-               ative                  form                  direct
    ative                Secur-                 of De-                Bene-
    Secur-               ities                  rivative              ficial
    ity                  Bene-                  Secu-                 Own-
    (Instr.              ficially               rity:                 ership
    5)                   Owned                  Direct                Instr. 4)
                         at End                 (D) or
                           of                   Indi-
                         Month                  rect (I)
                         (Instr. 4)             (Instr. 4)
---------------      --------------        ------------------     --------------
                         51,825                    D
---------------      --------------        ------------------     --------------

---------------      --------------        ------------------     --------------

---------------      --------------        ------------------     --------------

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Explanation of Responses:

* Explanation of transaction code J - disposition by legal decree under divorce agreement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of the information contained in this form are not required to response unless the form displays a currently valid OMB Number.